Mail Stop 6010

May 1, 2006

Mr. William Craig
Chief Financial Officer
Vital Signs, Inc.
20 Campus Road
Totowa, NJ 07512

      Re: Vital Signs, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2005
            Form 10-K/A for the Fiscal Year Ended September 30, 2005
            Form 10-Q for the Fiscal Quarter Ended December 31, 2005
            File No. 000-18793

Dear Mr. Craig:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant